

"AS IS" Residential Contract For Sale And Purchase

THIS FORM HAS BEEN APPROVED BY THE FLORIDA REALTORS AND THE FLORIDA BAR

FloridaRealtors®

PARTIES: JONATHAN DELAVAN JESSICA DELAVAN ("Seller"), and ASHLAND HOLDINGS, LLC ("Buyer"), agree that Seller shall sell and Buyer shall buy the following described Real Property and Personal Property (collectively "Property") pursuant to the terms and conditions of this AS IS Residential Contract For Sale And Purchase and any riders and addenda ("Contract"):

1. PROPERTY DESCRIPTION:

(a) Street address, city, zip: 13537 COUNTY ROAD 109E-1 LADY LAKE 32159-8867

(b) Property is located in: Sumter County, Florida. Real Property Tax ID No.: D01C181

(c) Real Property: The legal description is

LOT 181 OAKLAND HILLS SUBD PB 4 PG 75-75G

together with all existing improvements and fixtures, including built-in appliances, built-in furnishings and attached wall-to-wall carpeting and flooring ("Real Property") unless specifically excluded in Paragraph 1(e) or by other terms of this Contract.

(d) Personal Property: Unless excluded in Paragraph 1(e) or by other terms of this Contract, the following items which are owned by Seller and existing on the Property as of the date of the initial offer are included in the purchase: range(s)/oven(s), refrigerator(s), dishwasher(s), disposal, ceiling fan(s), intercom, light fixture(s), drapery rods and draperies, blinds, window treatments, smoke detector(s), garage door opener(s), security gate and other access devices, and storm shutters/panels ("Personal Property").

Other Personal Property items included in this purchase are: ______________________

Personal Property is included in the Purchase Price, has no contributory value, and shall be left for the Buyer.

(e) The following items are excluded from the purchase: ______________________

PURCHASE PRICE AND CLOSING

2. PURCHASE PRICE (U.S. currency): .... $ 54,500.00

(a) Initial deposit to be held in escrow in the amount of **(checks subject to COLLECTION)** .... $ 2,500.00

The initial deposit made payable and delivered to "Escrow Agent" named below **(CHECK ONE):** (i) ☐ accompanies offer or (ii) ☐ is to be made within 2 (if left blank, then 3) days after Effective Date. IF NEITHER BOX IS CHECKED, THEN OPTION (ii) SHALL BE DEEMED SELECTED.

Escrow Agent Information: Name: TBD

Address: ______________________

Phone: __________ E-mail: __________ Fax: __________

(b) Additional deposit to be delivered to Escrow Agent within ______ (if left blank, then 10) days after Effective Date .... $ ______

(All deposits paid or agreed to be paid, are collectively referred to as the "Deposit")

(c) Financing: Express as a dollar amount or percentage ("Loan Amount") see Paragraph 8 .... ______

(d) Other: ______________________ .... $ ______

(e) Balance to close (not including Buyer's closing costs, prepaids and prorations) by wire transfer or other **COLLECTED** funds .... $ 52,000.00

NOTE: For the definition of "COLLECTION" or "COLLECTED" see STANDARD S.

3. TIME FOR ACCEPTANCE OF OFFER AND COUNTER-OFFERS; EFFECTIVE DATE:

(a) If not signed by Buyer and Seller, and an executed copy delivered to all parties on or before 10/3/2014, this offer shall be deemed withdrawn and the Deposit, if any, shall be returned to Buyer. Unless otherwise stated, time for acceptance of any counter-offers shall be within 2 days after the day the counter-offer is delivered.

(b) The effective date of this Contract shall be the date when the last one of the Buyer and Seller has signed or initialed and delivered this offer or final counter-offer ("Effective Date").

4. CLOSING DATE: Unless modified by other provisions of this Contract, the closing of this transaction shall occur and the closing documents required to be furnished by each party pursuant to this Contract shall be delivered ("Closing") on on or before 10/31/2014 ("Closing Date"), at the time established by the Closing Agent.

5. EXTENSION OF CLOSING DATE:

(a) If Closing funds from Buyer's lender(s) are not available at time of Closing due to Truth In Lending Act (TILA) notice requirements, Closing shall be extended for such period necessary to satisfy TILA notice requirements, not to exceed 7 days.

Buyer's Initials DS kC ______ Page 1 of 11 Seller's Initials JD JJD
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(b) If extreme weather or other condition or event constituting "Force Majeure" (see STANDARD G) causes: (i) disruption of utilities or other services essential for Closing or (ii) Hazard, Wind, Flood or Homeowners' insurance, to become unavailable prior to Closing, Closing shall be extended a reasonable time up to 3 days after restoration of utilities and other services essential to Closing and availability of applicable Hazard, Wind, Flood or Homeowners' insurance. If restoration of such utilities or services and availability of insurance has not occurred within _______ (if left blank, then 14) days after Closing Date, then either party may terminate this Contract by delivering written notice to the other party, and Buyer shall be refunded the Deposit, thereby releasing Buyer and Seller from all further obligations under this Contract.

6. OCCUPANCY AND POSSESSION:

(a) Unless the box in Paragraph 6(b) is checked, Seller shall, at Closing, deliver occupancy and possession of the Property to Buyer free of tenants, occupants and future tenancies. Also, at Closing, Seller shall have removed all personal items and trash from the Property and shall deliver all keys, garage door openers, access devices and codes, as applicable, to Buyer. If occupancy is to be delivered before Closing, Buyer assumes all risks of loss to the Property from date of occupancy, shall be responsible and liable for maintenance from that date, and shall be deemed to have accepted the Property in its existing condition as of time of taking occupancy.

(b) ☐ **CHECK IF PROPERTY IS SUBJECT TO LEASE(S) OR OCCUPANCY AFTER CLOSING.** If Property is subject to a lease(s) after Closing or is intended to be rented or occupied by third parties beyond Closing, the facts and terms thereof shall be disclosed in writing by Seller to Buyer and copies of the written lease(s) shall be delivered to Buyer, all within 5 days after Effective Date. If Buyer determines, in Buyer's sole discretion, that the lease(s) or terms of occupancy are not acceptable to Buyer, Buyer may terminate this Contract by delivery of written notice of such election to Seller within 5 days after receipt of the above items from Seller, and Buyer shall be refunded the Deposit thereby releasing Buyer and Seller from all further obligations under this Contract. Estoppel Letter(s) and Seller's affidavit shall be provided pursuant to STANDARD D. If Property is intended to be occupied by Seller after Closing, see Rider U. POST-CLOSING OCCUPANCY BY SELLER.

7. ASSIGNABILITY: (CHECK ONE): Buyer ☐ may assign and thereby be released from any further liability under this Contract; ☐ may assign but not be released from liability under this Contract; or ☒ may not assign this Contract.

FINANCING

8. FINANCING:

☒ (a) Buyer will pay cash or may obtain a loan for the purchase of the Property. There is no financing contingency to Buyer's obligation to close.

☐ (b) This Contract is contingent upon Buyer obtaining a written loan commitment for a ☐ conventional ☐ FHA ☐ VA or ☐ other ______________ (describe) loan on the following terms within _______ (if left blank, then 30) days after Effective Date ("Loan Commitment Date") for **(CHECK ONE):** ☐ fixed, ☐ adjustable, ☐ fixed or adjustable rate loan in the Loan Amount (See Paragraph 2(c)), at an initial interest rate not to exceed _______ % (if left blank, then prevailing rate based upon Buyer's creditworthiness), and for a term of _______(if left blank, then 30) years ("Financing").

Buyer shall make mortgage loan application for the Financing within _______ (if left blank, then 5) days after Effective Date and use good faith and diligent effort to obtain a written loan commitment for the Financing ("Loan Commitment") and thereafter to close this Contract. Buyer shall keep Seller and Broker fully informed about the status of mortgage loan application and Loan Commitment and authorizes Buyer's mortgage broker and Buyer's lender to disclose such status and progress to Seller and Broker.

Upon Buyer's receipt of Loan Commitment, Buyer shall provide written notice of same to Seller. If Buyer does not receive Loan Commitment by Loan Commitment Date, then thereafter either party may cancel this Contract **up to the earlier of:**

(i) Buyer's delivery of written notice to Seller that Buyer has either received Loan Commitment or elected to waive the financing contingency of this Contract; or

(ii) 7 days prior to Closing Date.

If either party timely cancels this Contract pursuant to this Paragraph 8 and Buyer is not in default under the terms of this Contract, Buyer shall be refunded the Deposit thereby releasing Buyer and Seller from all further obligations under this Contract. If neither party has timely canceled this Contract pursuant to this Paragraph 8, then this financing contingency shall be deemed waived by Buyer.

If Buyer delivers written notice of receipt of Loan Commitment to Seller and this Contract does not thereafter close, the Deposit shall be paid to Seller unless failure to close is due to: (1) Seller's default; (2) Property related conditions of the Loan Commitment have not been met (except when such conditions are waived by other provisions of this Contract); (3) appraisal of the Property obtained by Buyer's lender is insufficient to meet terms of the Loan Commitment; or (4) the loan is not funded due to financial failure of Buyer's lender, in which event(s) the Deposit shall be returned to Buyer, thereby releasing Buyer and Seller from all further obligations under this Contract.

Buyer's Initials ___kl___ __________ Page **2** of **11** Seller's Initials ___JJD___ ___JJD___
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114 ☐ (c) Assumption of existing mortgage (see rider for terms).

115 ☐ (d) Purchase money note and mortgage to Seller (see riders; addenda; or special clauses for terms).

116 **CLOSING COSTS, FEES AND CHARGES**

117 **9. CLOSING COSTS; TITLE INSURANCE; SURVEY; HOME WARRANTY; SPECIAL ASSESSMENTS:**

118 (a) **COSTS TO BE PAID BY SELLER:**

119	• Documentary stamp taxes and surtax on deed, if any	• HOA/Condominium Association estoppel fees
120	• Owner's Policy and Charges (if Paragraph 9(c) (i) is checked)	• Recording and other fees needed to cure title
121	• Title search charges (if Paragraph 9(c) (iii) is checked)	• Seller's attorneys' fees

122 • Other:_____

123   If, prior to Closing, Seller is unable to meet the AS IS Maintenance Requirement as required by Paragraph 11 a

124   sum equal to 125% of estimated costs to meet the AS IS Maintenance Requirement shall be escrowed at Closing. If

125   actual costs to meet the AS IS Maintenance Requirement exceed escrowed amount, Seller shall pay such actual

126   costs. Any unused portion of escrowed amount(s) shall be returned to Seller.

127 (b) **COSTS TO BE PAID BY BUYER:**

128	• Taxes and recording fees on notes and mortgages	• Loan expenses
129	• Recording fees for deed and financing statements	• Appraisal fees
130	• Owner's Policy and Charges (if Paragraph 9(c)(ii) is checked)	• Buyer's Inspections
131	• Survey (and elevation certification, if required)	• Buyer's attorneys' fees
132	• Lender's title policy and endorsements	• All property related insurance
133	• HOA/Condominium Association application/transfer fees	• Owner's Policy Premium (if Paragraph
134		9 (c) (iii) is checked.)

135 • Other:_____

136 (c) **TITLE EVIDENCE AND INSURANCE:** At least ___10___ (if left blank, then 5) days prior to Closing Date, a title

137   insurance commitment issued by a Florida licensed title insurer, with legible copies of instruments listed as

138   exceptions attached thereto ("Title Commitment") and, after Closing, an owner's policy of title insurance (see

139   STANDARD A for terms) shall be obtained and delivered to Buyer. If Seller has an owner's policy of title insurance

140   covering the Real Property, a copy shall be furnished to Buyer and Closing Agent within 5 days after Effective Date.

141   The owner's title policy premium, title search, municipal lien search and closing services (collectively, "Owner's

142   Policy and Charges") shall be paid, as set forth below

143   **(CHECK ONE):**

144 ☒ (i) Seller shall designate Closing Agent and pay for Owner's Policy and Charges (but not including charges for

145   closing services related to Buyer's lender's policy and endorsements and loan closing, which amounts shall be paid

146   by Buyer to Closing Agent or such other provider(s) as Buyer may select); or

147 ☐ (ii) Buyer shall designate Closing Agent and pay for Owner's Policy and Charges and charges for closing

148   services related to Buyer's lender's policy, endorsements, and loan closing; or

149 ☐ (iii) [**MIAMI-DADE/BROWARD REGIONAL PROVISION**]: Seller shall furnish a copy of a prior owner's policy of

150   title insurance or other evidence of title and pay fees for: (A) a continuation or update of such title evidence, which

151   is acceptable to Buyer's title insurance underwriter for reissue of coverage; (B) tax search; and (C) municipal lien

152   search. Buyer shall obtain and pay for post-Closing continuation and premium for Buyer's owner's policy, and if

153   applicable, Buyer's lender's policy. Seller shall not be obligated to pay more than $ _____ (if left blank,

154   then $200.00) for abstract continuation or title search ordered or performed by Closing Agent.

155 (d) **SURVEY:** At least 5 days prior to Closing, Buyer may, at Buyer's expense, have the Real Property surveyed and

156   certified by a registered Florida surveyor ("Survey"). If Seller has a survey covering the Real Property, a copy shall

157   be furnished to Buyer and Closing Agent within 5 days after Effective Date.

158 (e) **HOME WARRANTY:** At Closing, ☐ Buyer ☐ Seller ☒ N/A shall pay for a home warranty plan issued by

159   _____ at a cost not to exceed $_____. A home

160   warranty plan provides for repair or replacement of many of a home's mechanical systems and major built-in

161   appliances in the event of breakdown due to normal wear and tear during the agreement's warranty period.

162 (f) **SPECIAL ASSESSMENTS:** At Closing, Seller shall pay: (i) the full amount of liens imposed by a public body

163   ("public body" does not include a Condominium or Homeowner's Association) that are certified, confirmed and

164   ratified before Closing; and (ii) the amount of the public body's most recent estimate or assessment for an

165   improvement which is substantially complete as of Effective Date, but that has not resulted in a lien being imposed

166   on the Property before Closing. Buyer shall pay all other assessments. If special assessments may be paid in

167   installments **(CHECK ONE):**

168 ☐ (a) Seller shall pay installments due prior to Closing and Buyer shall pay installments due after Closing.

169   Installments prepaid or due for the year of Closing shall be prorated.

170 ☒ (b) Seller shall pay the assessment(s) in full prior to or at the time of Closing.

171   IF NEITHER BOX IS CHECKED, THEN OPTION (a) SHALL BE DEEMED SELECTED.

172 This Paragraph 9(f) shall not apply to a special benefit tax lien imposed by a community development district (CDD)
173 pursuant to Chapter 190, F.S., which lien shall be prorated pursuant to STANDARD K.

DISCLOSURES

175 **10. DISCLOSURES:**

176 (a) **RADON GAS:** Radon is a naturally occurring radioactive gas that, when it is accumulated in a building in sufficient
177 quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal
178 and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon
179 testing may be obtained from your county health department.

180 (b) **PERMITS DISCLOSURE:** Except as may have been disclosed by Seller to Buyer in a written disclosure, Seller
181 does not know of any improvements made to the Property which were made without required permits or made
182 pursuant to permits which have not been properly closed.

183 (c) **MOLD:** Mold is naturally occurring and may cause health risks or damage to property. If Buyer is concerned or
184 desires additional information regarding mold, Buyer should contact an appropriate professional.

185 (d) **FLOOD ZONE; ELEVATION CERTIFICATION:** Buyer is advised to verify by elevation certificate which flood zone
186 the Property is in, whether flood insurance is required by Buyer's lender, and what restrictions apply to improving
187 the Property and rebuilding in the event of casualty. If Property is in a "Special Flood Hazard Area" or "Coastal
188 Barrier Resources Act" designated area or otherwise protected area identified by the U.S. Fish and Wildlife Service
189 under the Coastal Barrier Resources Act and the lowest floor elevation for the building(s) and /or flood insurance
190 rating purposes is below minimum flood elevation or is ineligible for flood insurance through the National Flood
191* Insurance Program, Buyer may terminate this Contract by delivering written notice to Seller within _____ (if left
192 blank, then 20) days after Effective Date, and Buyer shall be refunded the Deposit thereby releasing Buyer and
193 Seller from all further obligations under this Contract, failing which Buyer accepts existing elevation of buildings and
194 flood zone designation of Property. The National Flood Insurance Reform Act of 2012 (referred to as Biggert-
195 Waters 2012) may phase in actuarial rating of pre-Flood Insurance Rate Map (pre-FIRM) non-primary structures
196 (residential structures in which the insured or spouse does not reside for at least 80% of the year) and an elevation
197 certificate may be required for actuarial rating.

198 (e) **ENERGY BROCHURE:** Buyer acknowledges receipt of Florida Energy-Efficiency Rating Information Brochure
199 required by Section 553.996, F.S.

200 (f) **LEAD-BASED PAINT:** If Property includes pre-1978 residential housing, a lead-based paint disclosure is
201 mandatory.

202 (g) **HOMEOWNERS' ASSOCIATION/COMMUNITY DISCLOSURE: BUYER SHOULD NOT EXECUTE THIS
203 CONTRACT UNTIL BUYER HAS RECEIVED AND READ THE HOMEOWNERS' ASSOCIATION/COMMUNITY
204 DISCLOSURE, IF APPLICABLE.**

205 (h) **PROPERTY TAX DISCLOSURE SUMMARY:** BUYER SHOULD NOT RELY ON THE SELLER'S CURRENT
206 PROPERTY TAXES AS THE AMOUNT OF PROPERTY TAXES THAT THE BUYER MAY BE OBLIGATED TO
207 PAY IN THE YEAR SUBSEQUENT TO PURCHASE. A CHANGE OF OWNERSHIP OR PROPERTY
208 IMPROVEMENTS TRIGGERS REASSESSMENTS OF THE PROPERTY THAT COULD RESULT IN HIGHER
209 PROPERTY TAXES. IF YOU HAVE ANY QUESTIONS CONCERNING VALUATION, CONTACT THE COUNTY
210 PROPERTY APPRAISER'S OFFICE FOR INFORMATION.

211 (i) **FIRPTA TAX WITHHOLDING:** Seller shall inform Buyer in writing if Seller is a "foreign person" as defined by the
212 Foreign Investment in Real Property Tax Act ("FIRPTA"). Buyer and Seller shall comply with FIRPTA, which may
213 require Seller to provide additional cash at Closing. If Seller is not a "foreign person", Seller can provide Buyer, at or
214 prior to Closing, a certification of non-foreign status, under penalties of perjury, to inform Buyer and Closing Agent
215 that no withholding is required. See STANDARD V for further information pertaining to FIRPTA. Buyer and Seller
216 are advised to seek legal counsel and tax advice regarding their respective rights, obligations, reporting and
217 withholding requirements pursuant to FIRPTA.

218 (j) **SELLER DISCLOSURE:** Seller knows of no facts materially affecting the value of the Real Property which are not
219 readily observable and which have not been disclosed to Buyer. Except as provided for in the preceding sentence,
220 Seller extends and intends no warranty and makes no representation of any type, either express or implied, as to
221 the physical condition or history of the Property. Except as otherwise disclosed in writing Seller has received no
222 written or verbal notice from any governmental entity or agency as to a currently uncorrected building,
223 environmental or safety code violation.

PROPERTY MAINTENANCE, CONDITION, INSPECTIONS AND EXAMINATIONS

225 **11. PROPERTY MAINTENANCE:** Except for ordinary wear and tear and Casualty Loss, Seller shall maintain the Property,
226 including, but not limited to, lawn, shrubbery, and pool, in the condition existing as of Effective Date ("AS IS
227 Maintenance Requirement").

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12. PROPERTY INSPECTION; RIGHT TO CANCEL:

(a) *PROPERTY INSPECTIONS AND RIGHT TO CANCEL: Buyer shall have ___15___ (if left blank, then 15) days after Effective Date ("Inspection Period") within which to have such inspections of the Property performed as Buyer shall desire during the Inspection Period. If Buyer determines, in Buyer's sole discretion, that the Property is not acceptable to Buyer, Buyer may terminate this Contract by delivering written notice of such election to Seller prior to expiration of Inspection Period. If Buyer timely terminates this Contract, the Deposit paid shall be returned to Buyer, thereupon, Buyer and Seller shall be released of all further obligations under this Contract; however, Buyer shall be responsible for prompt payment for such inspections, for repair of damage to, and restoration of, the Property resulting from such inspections, and shall provide Seller with paid receipts for all work done on the Property (the preceding provision shall survive termination of this Contract). Unless Buyer exercises the right to terminate granted herein, Buyer accepts the physical condition of the Property and any violation of governmental, building, environmental, and safety codes, restrictions, or requirements, but subject to Seller's continuing AS IS Maintenance Requirement, and Buyer shall be responsible for any and all repairs and improvements required by Buyer's lender.*

(b) **WALK-THROUGH INSPECTION/RE-INSPECTION:** On the day prior to Closing Date, or on Closing Date prior to time of Closing, as specified by Buyer, Buyer or Buyer's representative may perform a walk-through (and follow-up walk-through, if necessary) inspection of the Property solely to confirm that all items of Personal Property are on the Property and to verify that Seller has maintained the Property as required by the AS IS Maintenance Requirement and has met all other contractual obligations.

(c) **SELLER ASSISTANCE AND COOPERATION IN CLOSE-OUT OF BUILDING PERMITS:** If Buyer's inspection of the Property identifies open or needed building permits, then Seller shall promptly deliver to Buyer all plans, written documentation or other information in Seller's possession, knowledge, or control relating to improvements to the Property which are the subject of such open or needed Permits, and shall promptly cooperate in good faith with Buyer's efforts to obtain estimates of repairs or other work necessary to resolve such Permit issues. Seller's obligation to cooperate shall include Seller's execution of necessary authorizations, consents, or other documents necessary for Buyer to conduct inspections and have estimates of such repairs or work prepared, but in fulfilling such obligation, Seller shall not be required to expend, or become obligated to expend, any money.

(d) **ASSIGNMENT OF REPAIR AND TREATMENT CONTRACTS AND WARRANTIES:** At Buyer's option and cost, Seller will, at Closing, assign all assignable repair, treatment and maintenance contracts and warranties to Buyer.

ESCROW AGENT AND BROKER

13. ESCROW AGENT: Any Closing Agent or Escrow Agent (collectively "Agent") receiving the Deposit, other funds and other items is authorized, and agrees by acceptance of them, to deposit them promptly, hold same in escrow within the State of Florida and, subject to **COLLECTION**, disburse them in accordance with terms and conditions of this Contract. Failure of funds to become **COLLECTED** shall not excuse Buyer's performance. When conflicting demands for the Deposit are received, or Agent has a good faith doubt as to entitlement to the Deposit, Agent may take such actions permitted by this Paragraph 13, as Agent deems advisable. If in doubt as to Agent's duties or liabilities under this Contract, Agent may, at Agent's option, continue to hold the subject matter of the escrow until the parties agree to its disbursement or until a final judgment of a court of competent jurisdiction shall determine the rights of the parties, or Agent may deposit same with the clerk of the circuit court having jurisdiction of the dispute. An attorney who represents a party and also acts as Agent may represent such party in such action. Upon notifying all parties concerned of such action, all liability on the part of Agent shall fully terminate, except to the extent of accounting for any items previously delivered out of escrow. If a licensed real estate broker, Agent will comply with provisions of Chapter 475, F.S., as amended and FREC rules to timely resolve escrow disputes through mediation, arbitration, interpleader or an escrow disbursement order.

Any proceeding between Buyer and Seller wherein Agent is made a party because of acting as Agent hereunder, or in any proceeding where Agent interpleads the subject matter of the escrow, Agent shall recover reasonable attorney's fees and costs incurred, to be paid pursuant to court order out of the escrowed funds or equivalent. Agent shall not be liable to any party or person for mis-delivery of any escrowed items, unless such mis-delivery is due to Agent's willful breach of this Contract or Agent's gross negligence. This Paragraph 13 shall survive Closing or termination of this Contract.

14. PROFESSIONAL ADVICE; BROKER LIABILITY: Broker advises Buyer and Seller to verify Property condition, square footage, and all other facts and representations made pursuant to this Contract and to consult appropriate professionals for legal, tax, environmental, and other specialized advice concerning matters affecting the Property and the transaction contemplated by this Contract. Broker represents to Buyer that Broker does not reside on the Property and that all representations (oral, written or otherwise) by Broker are based on Seller representations or public records. **BUYER AGREES TO RELY SOLELY ON SELLER, PROFESSIONAL INSPECTORS AND GOVERNMENTAL AGENCIES FOR VERIFICATION OF PROPERTY CONDITION, SQUARE FOOTAGE AND FACTS THAT MATERIALLY AFFECT PROPERTY VALUE AND NOT ON THE REPRESENTATIONS (ORAL, WRITTEN OR OTHERWISE) OF BROKER.**

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This software is licensed to [KENDALL VANSANT - RE/MAX REALTY CENTER] www.transactiondesk.com.   *Instanet forms*

287 Buyer and Seller (individually, the "Indemnifying Party") each individually indemnifies, holds harmless, and releases
288 Broker and Broker's officers, directors, agents and employees from all liability for loss or damage, including all costs
289 and expenses, and reasonable attorney's fees at all levels, suffered or incurred by Broker and Broker's officers,
290 directors, agents and employees in connection with or arising from claims, demands or causes of action instituted by
291 Buyer or Seller based on: (i) inaccuracy of information provided by the Indemnifying Party or from public records; (ii)
292 Indemnifying Party's misstatement(s) or failure to perform contractual obligations; (iii) Broker's performance, at
293 Indemnifying Party's request, of any task beyond the scope of services regulated by Chapter 475, F.S., as amended,
294 including Broker's referral, recommendation or retention of any vendor for, or on behalf of Indemnifying Party; (iv)
295 products or services provided by any such vendor for, or on behalf of, Indemnifying Party; and (v) expenses incurred by
296 any such vendor. Buyer and Seller each assumes full responsibility for selecting and compensating their respective
297 vendors and paying their other costs under this Contract whether or not this transaction closes. This Paragraph 14 will
298 not relieve Broker of statutory obligations under Chapter 475, F.S., as amended. For purposes of this Paragraph 14,
299 Broker will be treated as a party to this Contract. This Paragraph 14 shall survive Closing or termination of this Contract.

300 <center>**DEFAULT AND DISPUTE RESOLUTION**</center>

301 **15. DEFAULT:**
302 (a) **BUYER DEFAULT:** If Buyer fails, neglects or refuses to perform Buyer's obligations under this Contract, including
303 payment of the Deposit, within the time(s) specified, Seller may elect to recover and retain the Deposit for the
304 account of Seller as agreed upon liquidated damages, consideration for execution of this Contract, and in full
305 settlement of any claims, whereupon Buyer and Seller shall be relieved from all further obligations under this
306 Contract, or Seller, at Seller's option, may, pursuant to Paragraph 16, proceed in equity to enforce Seller's rights
307 under this Contract. The portion of the Deposit, if any, paid to Listing Broker upon default by Buyer, shall be split
308 equally between Listing Broker and Cooperating Broker; provided however, Cooperating Broker's share shall not be
309 greater than the commission amount Listing Broker had agreed to pay to Cooperating Broker.
310 (b) **SELLER DEFAULT:** If for any reason other than failure of Seller to make Seller's title marketable after reasonable
311 diligent effort, Seller fails, neglects or refuses to perform Seller's obligations under this Contract, Buyer may elect to
312 receive return of Buyer's Deposit without thereby waiving any action for damages resulting from Seller's breach,
313 and, pursuant to Paragraph 16, may seek to recover such damages or seek specific performance.
314 This Paragraph 15 shall survive Closing or termination of this Contract.
315 **16. DISPUTE RESOLUTION:** Unresolved controversies, claims and other matters in question between Buyer and Seller
316 arising out of, or relating to, this Contract or its breach, enforcement or interpretation ("Dispute") will be settled as
317 follows:
318 (a) Buyer and Seller will have 10 days after the date conflicting demands for the Deposit are made to attempt to
319 resolve such Dispute, failing which, Buyer and Seller shall submit such Dispute to mediation under Paragraph
320 16(b).
321 (b) Buyer and Seller shall attempt to settle Disputes in an amicable manner through mediation pursuant to Florida
322 Rules for Certified and Court-Appointed Mediators and Chapter 44, F.S., as amended (the "Mediation Rules"). The
323 mediator must be certified or must have experience in the real estate industry. Injunctive relief may be sought
324 without first complying with this Paragraph 16(b). Disputes not settled pursuant to this Paragraph 16 may be
325 resolved by instituting action in the appropriate court having jurisdiction of the matter. This Paragraph 16 shall
326 survive Closing or termination of this Contract.
327 **17. ATTORNEY'S FEES; COSTS:** The parties will split equally any mediation fee incurred in any mediation permitted by
328 this Contract, and each party will pay their own costs, expenses and fees, including attorney's fees, incurred in
329 conducting the mediation. In any litigation permitted by this Contract, the prevailing party shall be entitled to recover
330 from the non-prevailing party costs and fees, including reasonable attorney's fees, incurred in conducting the litigation.
331 This Paragraph 17 shall survive Closing or termination of this Contract.

332 <center>**STANDARDS FOR REAL ESTATE TRANSACTIONS ("STANDARDS")**</center>

333 **18. STANDARDS:**
334 **A. TITLE:**
335 (i) **TITLE EVIDENCE; RESTRICTIONS; EASEMENTS; LIMITATIONS:** Within the time period provided in Paragraph
336 9(c), the Title Commitment, with legible copies of instruments listed as exceptions attached thereto, shall be issued and
337 delivered to Buyer. The Title Commitment shall set forth those matters to be discharged by Seller at or before Closing
338 and shall provide that, upon recording of the deed to Buyer, an owner's policy of title insurance in the amount of the
339 Purchase Price, shall be issued to Buyer insuring Buyer's marketable title to the Real Property, subject only to the
340 following matters: (a) comprehensive land use plans, zoning, and other land use restrictions, prohibitions and
341 requirements imposed by governmental authority; (b) restrictions and matters appearing on the Plat or otherwise
342 common to the subdivision; (c) outstanding oil, gas and mineral rights of record without right of entry; (d) unplatted
343 public utility easements of record (located contiguous to real property lines and not more than 10 feet in width as to rear
344 or front lines and 7 1/2 feet in width as to side lines); (e) taxes for year of Closing and subsequent years; and (f)

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345 assumed mortgages and purchase money mortgages, if any (if additional items, attach addendum); provided, that, none
346 prevent use of Property for **RESIDENTIAL PURPOSES**. If there exists at Closing any violation of items identified in (b)
347 – (f) above, then the same shall be deemed a title defect. Marketable title shall be determined according to applicable
348 Title Standards adopted by authority of The Florida Bar and in accordance with law.
349 (ii) **TITLE EXAMINATION:** Buyer shall have 5 days after receipt of Title Commitment to examine it and notify Seller in
350 writing specifying defect(s), if any, that render title unmarketable. If Seller provides Title Commitment and it is delivered
351 to Buyer less than 5 days prior to Closing Date, Buyer may extend Closing for up to 5 days after date of receipt to
352 examine same in accordance with this STANDARD A. Seller shall have 30 days ("Cure Period") after receipt of Buyer's
353 notice to take reasonable diligent efforts to remove defects. If Buyer fails to so notify Seller, Buyer shall be deemed to
354 have accepted title as it then is. If Seller cures defects within Cure Period, Seller will deliver written notice to Buyer (with
355 proof of cure acceptable to Buyer and Buyer's attorney) and the parties will close this Contract on Closing Date (or if
356 Closing Date has passed, within 10 days after Buyer's receipt of Seller's notice). If Seller is unable to cure defects
357 within Cure Period, then Buyer may, within 5 days after expiration of Cure Period, deliver written notice to Seller: (a)
358 extending Cure Period for a specified period not to exceed 120 days within which Seller shall continue to use
359 reasonable diligent effort to remove or cure the defects ("Extended Cure Period"); or (b) electing to accept title with
360 existing defects and close this Contract on Closing Date (or if Closing Date has passed, within the earlier of 10 days
361 after end of Extended Cure Period or Buyer's receipt of Seller's notice), or (c) electing to terminate this Contract and
362 receive a refund of the Deposit, thereby releasing Buyer and Seller from all further obligations under this Contract. If
363 after reasonable diligent effort, Seller is unable to timely cure defects, and Buyer does not waive the defects, this
364 Contract shall terminate, and Buyer shall receive a refund of the Deposit, thereby releasing Buyer and Seller from all
365 further obligations under this Contract.
366 **B. SURVEY:** If Survey discloses encroachments on the Real Property or that improvements located thereon encroach
367 on setback lines, easements, or lands of others, or violate any restrictions, covenants, or applicable governmental
368 regulations described in STANDARD A (i)(a), (b) or (d) above, Buyer shall deliver written notice of such matters,
369 together with a copy of Survey, to Seller within 5 days after Buyer's receipt of Survey, but no later than Closing. If Buyer
370 timely delivers such notice and Survey to Seller, such matters identified in the notice and Survey shall constitute a title
371 defect, subject to cure obligations of STANDARD A above. If Seller has delivered a prior survey, Seller shall, at Buyer's
372 request, execute an affidavit of "no change" to the Real Property since the preparation of such prior survey, to the
373 extent the affirmations therein are true and correct.
374 **C. INGRESS AND EGRESS:** Seller represents that there is ingress and egress to the Real Property and title to the
375 Real Property is insurable in accordance with STANDARD A without exception for lack of legal right of access.
376 **D. LEASE INFORMATION:** Seller shall, at least 10 days prior to Closing, furnish to Buyer estoppel letters from
377 tenant(s)/occupant(s) specifying nature and duration of occupancy, rental rates, advanced rent and security deposits
378 paid by tenant(s) or occupant(s)("Estoppel Letter(s)"). If Seller is unable to obtain such Estoppel Letter(s) the same
379 information shall be furnished by Seller to Buyer within that time period in the form of a Seller's affidavit and Buyer may
380 thereafter contact tenant(s) or occupant(s) to confirm such information. If Estoppel Letter(s) or Seller's affidavit, if any,
381 differ materially from Seller's representations and lease(s) provided pursuant to Paragraph 6, or if tenant(s)/occupant(s)
382 fail or refuse to confirm Seller's affidavit, Buyer may deliver written notice to Seller within 5 days after receipt of such
383 information, but no later than 5 days prior to Closing Date, terminating this Contract and receive a refund of the Deposit,
384 thereby releasing Buyer and Seller from all further obligations under this Contract. Seller shall, at Closing, deliver and
385 assign all leases to Buyer who shall assume Seller's obligations thereunder.
386 **E. LIENS:** Seller shall furnish to Buyer at Closing an affidavit attesting (i) to the absence of any financing statement,
387 claims of lien or potential lienors known to Seller and (ii) that there have been no improvements or repairs to the Real
388 Property for 90 days immediately preceding Closing Date. If the Real Property has been improved or repaired within
389 that time, Seller shall deliver releases or waivers of construction liens executed by all general contractors,
390 subcontractors, suppliers and materialmen in addition to Seller's lien affidavit setting forth names of all such general
391 contractors, subcontractors, suppliers and materialmen, further affirming that all charges for improvements or repairs
392 which could serve as a basis for a construction lien or a claim for damages have been paid or will be paid at Closing.
393 **F. TIME:** Calendar days shall be used in computing time periods. **Time is of the essence in this Contract.**
394 Other than time for acceptance and Effective Date as set forth in Paragraph 3, any time periods provided for or dates
395 specified in this Contract, whether preprinted, handwritten, typewritten or inserted herein, which shall end or occur on a
396 Saturday, Sunday, or a national legal holiday (see 5 U.S.C. 6103) shall extend to 5:00 p.m. (where the Property is
397 located) of the next business day.
398 **G. FORCE MAJEURE:** Buyer or Seller shall not be required to perform any obligation under this Contract or be liable
399 to each other for damages so long as performance or non-performance of the obligation is delayed, caused or
400 prevented by Force Majeure. "Force Majeure" means: hurricanes, earthquakes, floods, fire, acts of God, unusual
401 transportation delays, wars, insurrections, acts of terrorism, and any other cause not reasonably within control of Buyer
402 or Seller, and which, by: exercise of reasonable diligent effort, the non-performing party is unable in whole or in part to
403 prevent or overcome. All time periods, including Closing Date, will be extended for the period that the Force Majeure
404 prevents performance under this Contract, provided, however, if such Force Majeure continues to prevent performance

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405 under this Contract more than 14 days beyond Closing Date, then either party may terminate this Contract by delivering
406 written notice to the other and the Deposit shall be refunded to Buyer, thereby releasing Buyer and Seller from all
407 further obligations under this Contract.

408 **H. CONVEYANCE:** Seller shall convey marketable title to the Real Property by statutory warranty, trustee's, personal
409 representative's, or guardian's deed, as appropriate to the status of Seller, subject only to matters described in
410 STANDARD A and those accepted by Buyer. Personal Property shall, at request of Buyer, be transferred by absolute
411 bill of sale with warranty of title, subject only to such matters as may be provided for in this Contract.

412 **I. CLOSING LOCATION; DOCUMENTS; AND PROCEDURE:**

413 **(i) LOCATION:** Closing will take place in the county where the Real Property is located at the office of the attorney or
414 other closing agent ("Closing Agent") designated by the party paying for the owner's policy of title insurance, or, if no
415 title insurance, designated by Seller. Closing may be conducted by mail or electronic means.

416 **(ii) CLOSING DOCUMENTS:** Seller shall at or prior to Closing, execute and deliver, as applicable, deed, bill of sale,
417 certificate(s) of title or other documents necessary to transfer title to the Property, construction lien affidavit(s), owner's
418 possession and no lien affidavit(s), and assignment(s) of leases. Seller shall provide Buyer with paid receipts for all
419 work done on the Property pursuant to this Contract. Buyer shall furnish and pay for, as applicable the survey, flood
420 elevation certification, and documents required by Buyer's lender.

421 **(iii) PROCEDURE:** The deed shall be recorded upon **COLLECTION** of all closing funds. If the Title Commitment
422 provides insurance against adverse matters pursuant to Section 627.7841, F.S., as amended, the escrow closing
423 procedure required by STANDARD J shall be waived, and Closing Agent shall, **subject to COLLECTION of all closing
424 funds**, disburse at Closing the brokerage fees to Broker and the net sale proceeds to Seller.

425 **J. ESCROW CLOSING PROCEDURE:** If Title Commitment issued pursuant to Paragraph 9(c) does not provide for
426 insurance against adverse matters as permitted under Section 627.7841, F.S., as amended, the following escrow and
427 closing procedures shall apply: (1) all Closing proceeds shall be held in escrow by the Closing Agent for a period of not
428 more than 10 days after Closing; (2) if Seller's title is rendered unmarketable, through no fault of Buyer, Buyer shall,
429 within the 10 day period, notify Seller in writing of the defect and Seller shall have 30 days from date of receipt of such
430 notification to cure the defect; (3) if Seller fails to timely cure the defect, the Deposit and all Closing funds paid by Buyer
431 shall, within 5 days after written demand by Buyer, be refunded to Buyer and, simultaneously with such repayment,
432 Buyer shall return the Personal Property, vacate the Real Property and re-convey the Property to Seller by special
433 warranty deed and bill of sale; and (4) if Buyer fails to make timely demand for refund of the Deposit, Buyer shall take
434 title as is, waiving all rights against Seller as to any intervening defect except as may be available to Buyer by virtue of
435 warranties contained in the deed or bill of sale.

436 **K. PRORATIONS; CREDITS:** The following recurring items will be made current (if applicable) and prorated as of the
437 day prior to Closing Date, or date of occupancy if occupancy occurs before Closing Date: real estate taxes (including
438 special benefit tax assessments imposed by a CDD), interest, bonds, association fees, insurance, rents and other
439 expenses of Property. Buyer shall have option of taking over existing policies of insurance, if assumable, in which event
440 premiums shall be prorated. Cash at Closing shall be increased or decreased as may be required by prorations to be
441 made through day prior to Closing. Advance rent and security deposits, if any, will be credited to Buyer. Escrow
442 deposits held by Seller's mortgagee will be paid to Seller. Taxes shall be prorated based on current year's tax with due
443 allowance made for maximum allowable discount, homestead and other exemptions. If Closing occurs on a date when
444 current year's millage is not fixed but current year's assessment is available, taxes will be prorated based upon such
445 assessment and prior year's millage. If current year's assessment is not available, then taxes will be prorated on prior
446 year's tax. If there are completed improvements on the Real Property by January 1st of year of Closing, which
447 improvements were not in existence on January 1st of prior year, then taxes shall be prorated based upon prior year's
448 millage and at an equitable assessment to be agreed upon between the parties, failing which, request shall be made to
449 the County Property Appraiser for an informal assessment taking into account available exemptions. A tax proration
450 based on an estimate shall, at either party's request, be readjusted upon receipt of current year's tax bill. This
451 STANDARD K shall survive Closing.

452 **L. ACCESS TO PROPERTY TO CONDUCT APPRAISALS, INSPECTIONS, AND WALK-THROUGH:** Seller shall,
453 upon reasonable notice, provide utilities service and access to Property for appraisals and inspections, including a walk-
454 through (or follow-up walk-through if necessary) prior to Closing.

455 **M. RISK OF LOSS:** If, after Effective Date, but before Closing, Property is damaged by fire or other casualty
456 ("Casualty Loss") and cost of restoration (which shall include cost of pruning or removing damaged trees) does not
457 exceed 1.5% of Purchase Price, cost of restoration shall be an obligation of Seller and Closing shall proceed pursuant
458 to terms of this Contract. If restoration is not completed as of Closing, a sum equal to 125% of estimated cost to
459 complete restoration (not to exceed 1.5% of Purchase Price), will be escrowed at Closing. If actual cost of restoration
460 exceeds escrowed amount, Seller shall pay such actual costs (but, not in excess of 1.5% of Purchase Price). Any
461 unused portion of escrowed amount shall be returned to Seller. If cost of restoration exceeds 1.5% of Purchase Price,
462 Buyer shall elect to either take Property "as is" together with the 1.5%, or receive a refund of the Deposit, thereby
463 releasing Buyer and Seller from all further obligations under this Contract. Seller's sole obligation with respect to tree
464 damage by casualty or other natural occurrence shall be cost of pruning or removal.

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N. 1031 EXCHANGE: If either Seller or Buyer wish to enter into a like-kind exchange (either simultaneously with Closing or deferred) under Section 1031 of the Internal Revenue Code ("Exchange"), the other party shall cooperate in all reasonable respects to effectuate the Exchange, including execution of documents; provided, however, cooperating party shall incur no liability or expense related to the Exchange, and Closing shall not be contingent upon, nor extended or delayed by, such Exchange.

O. CONTRACT NOT RECORDABLE; PERSONS BOUND; NOTICE; DELIVERY; COPIES; CONTRACT EXECUTION: Neither this Contract nor any notice of it shall be recorded in any public records. This Contract shall be binding on, and inure to the benefit of, the parties and their respective heirs or successors in interest. Whenever the context permits, singular shall include plural and one gender shall include all. Notice and delivery given by or to the attorney or broker (including such broker's real estate licensee) representing any party shall be as effective as if given by or to that party. All notices must be in writing and may be made by mail, personal delivery or electronic (including "pdf") media. A facsimile or electronic (including "pdf") copy of this Contract and any signatures hereon shall be considered for all purposes as an original. This Contract may be executed by use of electronic signatures, as determined by Florida's Electronic Signature Act and other applicable laws.

P. INTEGRATION; MODIFICATION: This Contract contains the full and complete understanding and agreement of Buyer and Seller with respect to the transaction contemplated by this Contract and no prior agreements or representations shall be binding upon Buyer or Seller unless included in this Contract. No modification to or change in this Contract shall be valid or binding upon Buyer or Seller unless in writing and executed by the parties intended to be bound by it.

Q. WAIVER: Failure of Buyer or Seller to insist on compliance with, or strict performance of, any provision of this Contract, or to take advantage of any right under this Contract, shall not constitute a waiver of other provisions or rights.

R. RIDERS; ADDENDA; TYPEWRITTEN OR HANDWRITTEN PROVISIONS: Riders, addenda, and typewritten or handwritten provisions shall control all printed provisions of this Contract in conflict with them.

S. COLLECTION or COLLECTED: "COLLECTION" or "COLLECTED" means any checks tendered or received, including Deposits, have become actually and finally collected and deposited in the account of Escrow Agent or Closing Agent. Closing and disbursement of funds and delivery of closing documents may be delayed by Closing Agent until such amounts have been COLLECTED in Closing Agent's accounts.

T. LOAN COMMITMENT: "Loan Commitment" means a statement by the lender setting forth the terms and conditions upon which the lender is willing to make a particular mortgage loan to a particular borrower. Neither a pre-approval letter nor a prequalification letter shall be deemed a Loan Commitment for purposes of this Contract.

U. APPLICABLE LAW AND VENUE: This Contract shall be construed in accordance with the laws of the State of Florida and venue for resolution of all disputes, whether by mediation, arbitration or litigation, shall lie in the county where the Real Property is located.

V. FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT ("FIRPTA"): If a seller of U.S. real property is a "foreign person" as defined by FIRPTA, Section 1445 of the Internal Revenue Code requires the buyer of the real property to withhold 10% of the amount realized by the seller on the transfer and remit the withheld amount to the Internal Revenue Service (IRS) unless an exemption to the required withholding applies or the seller has obtained a Withholding Certificate from the IRS authorizing a reduced amount of withholding. Due to the complexity and potential risks of FIRPTA, Buyer and Seller should seek legal and tax advice regarding compliance, particularly if an "exemption" is claimed on the sale of residential property for $300,000 or less.

(i) No withholding is required under Section 1445 if the Seller is not a "foreign person," provided Buyer accepts proof of same from Seller, which may include Buyer's receipt of certification of non-foreign status from Seller, signed under penalties of perjury, stating that Seller is not a foreign person and containing Seller's name, U.S. taxpayer identification number and home address (or office address, in the case of an entity), as provided for in 26 CFR 1.1445-2(b). Otherwise, Buyer shall withhold 10% of the amount realized by Seller on the transfer and timely remit said funds to the IRS.

(ii) If Seller has received a Withholding Certificate from the IRS which provides for reduced or eliminated withholding in this transaction and provides same to Buyer by Closing, then Buyer shall withhold the reduced sum, if any required, and timely remit said funds to the IRS.

(iii) If prior to Closing Seller has submitted a completed application to the IRS for a Withholding Certificate and has provided to Buyer the notice required by 26 CFR 1.1445-1(c) (2)(i)(B) but no Withholding Certificate has been received as of Closing, Buyer shall, at Closing, withhold 10% of the amount realized by Seller on the transfer and, at Buyer's option, either (a) timely remit the withheld funds to the IRS or (b) place the funds in escrow, at Seller's expense, with an escrow agent selected by Buyer and pursuant to terms negotiated by the parties, to be subsequently disbursed in accordance with the Withholding Certificate issued by the IRS or remitted directly to the IRS if the Seller's application is rejected or upon terms set forth in the escrow agreement.

(iv) In the event the net proceeds due Seller are not sufficient to meet the withholding requirement(s) in this transaction, Seller shall deliver to Buyer, at Closing, the additional COLLECTED funds necessary to satisfy the applicable requirement and thereafter Buyer shall timely remit said funds to the IRS or escrow the funds for disbursement in accordance with the final determination of the IRS, as applicable.

STANDARDS FOR REAL ESTATE TRANSACTIONS ("STANDARDS") CONTINUED

(v) Upon remitting funds to the IRS pursuant to this STANDARD, Buyer shall provide Seller copies of IRS Forms 8288 and 8288-A, as filed.

W. RESERVED

X. BUYER WAIVER OF CLAIMS: ***To the extent permitted by law, Buyer waives any claims against Seller and against any real estate licensee involved in the negotiation of this Contract for any damage or defects pertaining to the physical condition of the Property that may exist at Closing of this Contract and be subsequently discovered by the Buyer or anyone claiming*** **by, through, under or against the Buyer.** ***This provision does not relieve Seller's obligation to comply with Paragraph 10(j). This Standard X shall survive Closing.***

ADDENDA AND ADDITIONAL TERMS

19. ADDENDA: The following additional terms are included in the attached addenda or riders and incorporated into this Contract (**Check if applicable**):

☐ A. Condominium Rider
☐ B. Homeowners' Assn.
☐ C. Seller Financing
☐ D. Mortgage Assumption
☐ E. FHA/VA Financing
☐ F. Appraisal Contingency
☐ G. Short Sale
☐ H. Homeowners'/Flood Ins.
☐ I. RESERVED
☐ J. Interest-Bearing Acct.
☐ K. RESERVED
☐ L. RESERVED
☐ M. Defective Drywall
☐ N. Coastal Construction Control Line
☐ O. Insulation Disclosure
☐ P. Lead Based Paint Disclosure (Pre-1978 Housing)
☐ Q. Housing for Older Persons
☐ R. Rezoning
☐ S. Lease Purchase/ Lease Option
☐ T. Pre-Closing Occupancy by Buyer
☐ U. Post-Closing Occupancy by Seller
☐ V. Sale of Buyer's Property
☐ W. Back-up Contract
☐ X. Kick-out Clause
☐ Y. Seller's Attorney Approval
☐ Z. Buyer's Attorney Approval
☐ AA. Licensee-Personal Interest in Property
☐ BB. Binding Arbitration
☐ Other________________________
____
____
____

20. ADDITIONAL TERMS:

COUNTER-OFFER/REJECTION

☐ Seller counters Buyer's offer (to accept the counter-offer, Buyer must sign or initial the counter-offered terms and deliver a copy of the acceptance to Seller).

☐ Seller rejects Buyer's offer.

THIS IS INTENDED TO BE A LEGALLY BINDING CONTRACT. IF NOT FULLY UNDERSTOOD, SEEK THE ADVICE OF AN ATTORNEY PRIOR TO SIGNING.

THIS FORM HAS BEEN APPROVED BY THE FLORIDA REALTORS AND THE FLORIDA BAR.

Approval of this form by the Florida Realtors and The Florida Bar does not constitute an opinion that any of the terms and conditions in this Contract should be accepted by the parties in a particular transaction. Terms and conditions should be negotiated based upon the respective interests, objectives and bargaining positions of all interested persons.

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564 AN ASTERISK (*) FOLLOWING A LINE NUMBER IN THE MARGIN INDICATES THE LINE CONTAINS A BLANK TO BE
565 COMPLETED.

566
567
568* Buyer: _____*kent Campbell*_____ Date: 10/2/2014
569 Ashland Holdings, LLC
570
571
572
573* Buyer: _____ Date: _____
574
575
576
577
578* Seller: *JONATHAN L DELAVAN*_____ Date: _____
579 JONATHAN   DELAVAN
580 Oct 2, 2014
581
582
583* Seller: *JESSICA J DELAVAN*_____ Date: _____
584 JESSICA   DELAVAN
585 Buyer's address for purposes of notice   Seller's address for purposes of notice
   Oct 2, 2014
586* _____   _____
587* _____   _____
588* _____   _____
589
590 **BROKER:** Listing and Cooperating Brokers, if any, named below (collectively, "Broker"), are the only Brokers entitled to
591 compensation in connection with this Contract. Instruction to Closing Agent: Seller and Buyer direct Closing Agent to
592 disburse at Closing the full amount of the brokerage fees as specified in separate brokerage agreements with the parties
593 and cooperative agreements between the Brokers, except to the extent Broker has retained such fees from the escrowed
594 funds. This Contract shall not modify any MLS or other offer of compensation made by Seller or Listing Broker to
595 Cooperating Brokers.
596
597* _____KENDALL   VANSANT_____   _____MARY LOU LOUISE STANCIL_____
598 **Cooperating Sales Associate, if any**   **Listing Sales Associate**
599
600* _____RE/MAX REALTY CENTER_____   _____ERA GRIZZARD REAL ESTATE_____
601 **Cooperating Broker, if any**   **Listing Broker**

FloridaRealtors/FloridaBar-ASIS-2   Rev.8/13 © 2013 Florida Realtors® and The Florida Bar. All rights reserved.

This software is licensed to [KENDALL VANSANT - RE/MAX REALTY CENTER] www.transactiondesk.com.

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